
November 2, 2022

Eric Carre
Executive Vice President, Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, TX 77032

  Re: Halliburton Company
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed February 4, 2022
    File No. 001-03492

Dear Eric Carre:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation